Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Stacy Rowa, Chief Financial Officer of Auryn Resources Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)
the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2018 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)
the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:
/s/ “Stacy Rowa”
Name:
Stacy Rowa
Title:
Chief Financial Officer (Principal Financial Officer)

Date:
March 19, 2020